SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2016

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

At the extraordinary general meeting of shareholders of Korea Electric Power Corporation (“KEPCO”) held on April 25, 2016, all the agendas set forth below submitted for shareholder approval were approved by the shareholders as originally proposed.

1.	Agendas for shareholder approval

1)	Election of a Standing Director

2)	Election of a Standing Director and Member of the Audit Committee

3)	Election of a Non-standing Director and Member of the Audit Committee

*	Details on the agenda approved at the extraordinary general meeting of shareholders are attached hereto. For further details relating to the foregoing agenda, see Form 6-K furnished to the Securities and Exchange Commission on April 8, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name: Kim, Jong-soo
Title: Vice President

Date: April 25, 2016

Attachment

Agenda 1) Election of a Standing Director

Candidate	Biographic Details
Lee, Sung-Han

•    Date of Birth: August 2, 1956

•    Term of office: Two years

•    Current Position: Chaired Professor of College of Social Sciences at Dongguk University

•    Previous Positions:

•    Commissioner General of the Korean National Police Agency

•    Director General of the Korean National Police Agency’s Office of Audit and Inspection

•    Consular at the Embassy of the Republic of Korea in the U.S.A.

•    Education: Ph. D. in police administration from Dongguk University

Agenda 2) Election of a Standing Director and Member of the Audit Committee

-	Candidate: Elected under agenda 1

Agenda 3) Election of a Non-standing Director and Member of the Audit Committee

Candidate	Biographic Details

Cho, Jeon-Hyeok

•    Date of Birth: July 14, 1960

•    Term of office: One year (consecutive term)

•    Current Position: None

•    Previous Positions:

•    Professor of Economics at College of Liberal Art at Myungji University

•    Professor of Department of Economics at National University of Incheon

•    Member of the 18th National Assembly

•    Education: Ph.D. in economic theory and financial economics from University of Wisconsin at Madison.